                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                               THOMPSON PBE, INC.
                           (Name of Subject Company)

                          FMST ACQUISITION CORPORATION
                               FINISHMASTER, INC.
                                   (Bidders)

                         Common Stock, $.001 Par Value
           (Including the Stock Purchase Rights Associated Therewith)
                         (Title of Class of Securities)

                                   884888108
                     (CUSIP Number of Class of Securities)

       Andre B. Lacy                                     Copy to:
   Chairman of the Board                         Robert H. Reynolds, Esq.
FMST Acquisition Corporation                        Barnes & Thornburg
     FinishMaster, Inc.                           11 S. Meridian Street
     54 Monument Circle                        Indianapolis, Indiana  46204
Indianapolis, Indiana 46204                           (317) 236-1313
       (317) 237-2272

                 (Name, Address and Telephone Number of Person
                       Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
 Transaction Valuation(1): $72,419,744                     Amount of Filing Fee(2):  $14,484
-------------------------------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of common stock, $.001 par value per share, of Thompson PBE, Inc. (the "Subject Company"), including the stock purchase rights associated therewith issued pursuant to the Rights Agreement, dated May 6, 1997 between the Subject Company and ChaseMellon Shareholder Services, L.L.C. (collectively, the "Shares"), (ii) all Shares issuable pursuant to stock options with an exercise price of less than $8.00, and (iii) all Shares issuable pursuant to common stock purchase warrants with an exercise price of less than $8.00, in each case at $8.00 net per Share in cash.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by FMST Acquisition Corporation for such Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     Not applicable                          Filing Party:    Not Applicable
Form or Registration No.:   Not applicable                          Date Filed:      Not Applicable

                        (Continued on following page(s))

                                 Schedule 14D-1


============================================================================================================
         CUSIP NO. 884888108                         14D-1                         PAGE 2 OF 9 PAGES
------------------------------------------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                   FMST ACQUISITION CORPORATION
------------------------------------------------------------------------------------------------------------

  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)     [  ]
                                                                               (b)     [X ]
------------------------------------------------------------------------------------------------------------

  3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------

  4.       SOURCES OF FUNDS
                   AF
------------------------------------------------------------------------------------------------------------

  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(f)                                                                [  ]
------------------------------------------------------------------------------------------------------------

  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
------------------------------------------------------------------------------------------------------------

  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   100 SHARES
------------------------------------------------------------------------------------------------------------

  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES                                                                               [  ]
------------------------------------------------------------------------------------------------------------

  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                   LESS THAN 1%
------------------------------------------------------------------------------------------------------------

  10.      TYPE OF REPORTING PERSON
                   CO
============================================================================================================

                                 Schedule 14D-1


============================================================================================================
         CUSIP NO. 884888108                         14D-1                         PAGE 3 OF 9 PAGES
------------------------------------------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                   FINISHMASTER, INC.
------------------------------------------------------------------------------------------------------------

  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)     [  ]
                                                                               (b)     [X ]
------------------------------------------------------------------------------------------------------------

  3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------------

  4.       SOURCES OF FUNDS
                   BK, AF
------------------------------------------------------------------------------------------------------------

  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(f)                                                                [  ]
------------------------------------------------------------------------------------------------------------

  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                   INDIANA
------------------------------------------------------------------------------------------------------------

  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   100 SHARES
------------------------------------------------------------------------------------------------------------

  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES                                                                               [  ]
------------------------------------------------------------------------------------------------------------

  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                   LESS THAN 1%
------------------------------------------------------------------------------------------------------------

  10.      TYPE OF REPORTING PERSON
                   CO, HC
============================================================================================================

ITEM 1.          SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Thompson PBE, Inc., a Delaware corporation (the "Subject Company"). The address of the Subject Company's principal executive offices is 4553 Glencoe Avenue, #200, Marina del Rey, California 90292.

         (b) This Statement on Schedule 14D-1 relates to the offer by FMST Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of FinishMaster, Inc. ("Parent"), an Indiana corporation, to purchase all outstanding shares of common stock, $.001 par value per share, of the Subject Company, including the stock purchase rights associated therewith issued pursuant to the Rights Agreement, dated May 6, 1997 between the Subject Company and ChaseMellon Shareholder Services, L.L.C. (collectively, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), at a purchase price of $8.00 per Share, net to the seller in cash. According to the Subject Company, as of October 14, 1997, there were (i) 8,645,084 Shares issued and outstanding (excluding shares held in treasury), (ii) no shares of preferred stock issued and outstanding, (iii) 712,343 Shares subject to options (the "Stock Options") pursuant to the Company's 1994 Stock Option Plan and the Company's Stock Option Plan for Outside Directors (collectively, the "Stock Option Plans"), (iv) 47,806 Shares subject to the Common Stock Purchase Warrant issued April 7, 1994 to Chase Venture Capital Associates, L.P. (the "CVCA Warrants"), (v) 170,000 Shares subject to the Warrant Certificate, issued January 1, 1997, to SEV Corporation pursuant to the Warrant Agreement dated as of May 31, 1995 (the "SEV Warrants"), and (vi) Shares issuable pursuant to the conversion rights contained in the Non-Negotiable Adjusted Convertible Promissory Note Subject to Right of Set-Off in the original principal amount of $2,125,000 issued April 18, 1996 to Jerry W. Smith (the "APS Note"). The information set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 2.          IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase, and Annex I thereto, annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (e) and (f) During the last five years, neither Purchaser, Parent, nor any persons controlling Purchaser or Parent, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or





                                     4 of 9
administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.          PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
                 COMPANY.

         (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger Agreement; Plans for the Company") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 4.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(c) The information set forth in Section 10 ("Source and Amounts of Funds") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 5.          PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                 BIDDER.

         (a)-(e) The information set forth in the Introduction, Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger Agreement; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 6.          INTEREST IN SECURITIES OF SUBJECT COMPANY.

         (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger Agreement; Plans for the Company") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.





                                     5 of 9

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger Agreement; Plans for the Company" )of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 8.          PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 9.          FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in (i) Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase annexed hereto as Exhibit (a)(1), and (ii) Parent's Transition Report Pursuant to Section 13 or 15(d) of the Exchange Act for the transition period from April 1, 1996 to December 31, 1996 filed with the Commission pursuant to Rule l3a-1 of the Exchange Act (the "Parent 10-K") (Item 8. Financial Statements and Supplementary Data) is incorporated herein by reference.

         The Parent 10-K should be available for inspection at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the Internet that contains reports, proxy materials, information statements and other information regarding issuers that file electronically with the SEC, including the Company. The address of such site is: http://www.sec.gov.


ITEM 10.         ADDITIONAL INFORMATION.

         (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger Agreement; Plans for the Company") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (b)-(c) The information set forth in Section 1 ("Terms of the Offer"), Section 12 ("Purpose of the Offer and the Merger Agreement; Plans for the Company") Section 14 ("Certain Conditions of the Offer"), Section 15 ("Certain Legal Matters; Regulatory Approvals") and Section 17
("Miscellaneous") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.





                                     6 of 9

         (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act") and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (e) There are no material pending legal proceedings relating to the Offer.

         (f) The information set forth in the Offer to Purchase, annexed hereto as Exhibit (a)(1), the Letter of Transmittal, annexed hereto as Exhibit
(a)(2) and the Agreement and Plan of Merger, annexed hereto as Exhibit (c)(2) is incorporated herein by reference.


ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

         (a)     (1)        Offer to Purchase, dated October 21, 1997.
                 (2)        Letter of Transmittal.
                 (3)        Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9
                 (4)        Notice of Guaranteed Delivery.
                 (5)        Letter to Brokers, Dealers, Banks, Trust Companies
                            and Other Nominees.
                 (6)        Letter to Clients for use by Brokers, Dealers,
                            Banks, Trust Companies and Other Nominees.
                 (7)        Text of Press Release, dated October 15, 1997.
                 (8)        Summary Advertisement, dated October 21, 1997.

         (b)     (1)        Commitment Letter, dated October 8, 1997, between
                            Parent and NBD
                 (2)        Commitment Letter, dated October 14, 1997, between
                            Parent and LDI.

         (c)     (1)        Letter Agreement, dated June 27, 1997, between
                            Parent and its affiliates  and Subject Company.
                 (2)        Merger Agreement, dated October 14, 1997, by and
                            among Parent, Purchaser and Subject Company.

         (d)     None.

         (e)     Not applicable.

         (f)     Not applicable.





                                     7 of 9

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 21, 1997


                                        FMST ACQUISITION CORPORATION

                                        By:        /s/ Andre B. Lacy
                                                   -----------------------------
                                        Name:      Andre B. Lacy
                                        Title:     Chairman and Chief Executive
                                                   Officer



                                        FINISHMASTER, INC.

                                        By:        /s/ Andre B. Lacy
                                                   -----------------------------
                                        Name:      Andre B. Lacy
                                        Title:     Chairman and Chief Executive
                                                   Officer





                                     8 of 9

                              14D-1 EXHIBIT INDEX


EXHIBIT           DESCRIPTION
-------           -----------

(a)(1)            Offer to Purchase, dated October 21, 1997.
(a)(2)            Letter of Transmittal.
(a)(3)            Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(4)            Notice of Guaranteed Delivery.
(a)(5)            Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)            Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(7)            Text of Press Release, dated October 15, 1997.
(a)(8)            Summary Advertisement, dated October 21, 1997.

(b)(1)            Commitment Letter, dated October 8, 1997, between Parent and NBD
(b)(2)            Commitment Letter, dated October 14, 1997, between Parent and LDI.

(c)(1)            Letter Agreement, dated June 27, 1997, between Parent and its affiliates  and Subject
                  Company.
(c)(2)            Merger Agreement, dated October 14, 1997, by and among Parent,
                  Purchaser and Subject Company.





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